Exhibit 99.1

Aeterna Zentaris Announces Last Patient Last Visit in Pivotal DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency

Company expects to report top-line data and complete study results in Q3 2024

TORONTO, ONTARIO, June 13, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products and active ingredients for healthcare and cosmetics industries, today announced the clinical completion of its Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”).

The Company confirms that the last patient conducted the last study visit successfully in Europe on June 13, 2024. The DETECT-trial is a multicenter, open-label trial to investigate the efficacy and safety of a single oral dose of 1.0 mg/kg macimorelin acetate as growth hormone stimulation test (“GHST”) in pediatric patients with suspected growth hormone deficiency (“GHD”). The study enrolled 100 subjects in Europe and North America. The Company remains on track to report top-line data for the DETECT-trial in Q3 2024.

Gilles Gagnon, Chief Executive Officer of the Company commented, “The completion of the DETECT-trial represents a major milestone for the Company. In addition to the already approved indication for adults, the successful development of macimorelin as a unique diagnostic tool for the detection of growth hormone deficiency in children would represent a major benefit for patients while significantly expanding this market in endocrinology. On behalf of the Company, I would like to thank the patients and clinical staff for their continued efforts to bring this study across the finish line as well as our shareholders for their continued support. Looking ahead, we are eagerly anticipating the presentation of the top-line data as well as the full study results in the third quarter of this year.”

The DETECT-trial is the second and final study needed evaluating the potential use of macimorelin as diagnostic test in children as agreed upon with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) in the Company’s Pediatric Investigation Plan.

For more information about the DETECT-trial, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23 and clinicaltrials.gov identifier NCT04786873.

About Macimorelin (Macrilen®; GHRYVELIN™)

Macimorelin, an oral drug used for the diagnosis of adult growth hormone deficiency (AGHD) is approved for marketing under the brand name GHRYVELIN™ in the European Economic Area and Macrilen® in the United States, South Korea and Israel.

Macimorelin (Macrilen®; GHRYVELIN™), a ghrelin receptor agonist, is an orally administered peptidomimetic molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples taken after oral administration of macimorelin for the assessment of AGHD. Approval of macimorelin for use in adult was granted by the FDA in 2017 and by the EMEA in 2019, based on Phase III data showing that oral macimorelin provides accuracy comparable to that of standard insulin tolerance testing (ITT), but has a more favorable safety profile compared to ITT. Oral macimorelin also reduces false positive test results, helping to avoid unnecessary treatment of patients.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of Aeterna’s lead products is macimorelin (Macrilen; Ghryvelin), the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “AEZS”. For more information, please visit Aeterna’s website at www.zentaris.com.

Forward-Looking Statements

The information in this news release has been prepared as of June 13, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: the timing of the DETECT-trial, including timing of top-line data and full study results; and the development of macimorelin as a diagnostic test for CGHD.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in product development and related clinical trials and validation studies, including our reliance on the success of the pediatric clinical trial in the European Union and U.S. for Macrilen™ (macimorelin); the commencement of the DETECT-trial may be delayed or we may not obtain regulatory approval to initiate that study; we may be unable to enroll the expected number of subjects in the DETECT-trial and the result of the DETECT-trial may not support receipt of regulatory approval in child-onset growth hormone deficiency; results from ongoing or planned pre-clinical studies of macimorelin by the University of Queensland or for our other products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the ability to secure strategic partners for late stage development, marketing, and distribution of our products, including our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com

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